

December 30, 2013

Via E-mail
Ross G. Clarkson
Chief Executive Officer
TransGlobe Energy Corporation
Suite 2300, 250
Fifth Street SW
Calgary, Alberta, Canada T2P 0R4

> **Re: TransGlobe Energy Corporation**
> **Annual Report on Form 40-F**
> **Filed March 14, 2013**
> **File No. 1-31891**

Dear Mr. Clarkson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 40-F filed March 14, 2013

Exhibit 99.1

Annual Information Form

Pre-Approval of Policies and Procedures, page 43

1.   We note your disclosure that "All non-audit services with our auditor, Deloitte LLP, require pre-approval by the Audit Committee." We also note the Charter of Audit Committee on Schedule "C," in which you describe on page 57 the Audit Committee's responsibility to "establish policies and procedures for the engagement of the independent auditor to provide non-audit services." In accordance with Instruction

B.(10)(5)(i) of Form 40-F, please disclose the audit committee's pre-approval policies and procedures.

Management's Discussion and Analysis (MD&A), Exhibit 99.3

Credit Risk, page 14

2.   We note your disclosure on page 15 that you sold all of your 2012 and 2011 production in Egypt to one purchaser. You also state that you sold all of your 2012 Block 32 production to one purchaser, and your 2011 Block 32 production to another purchaser. Please disclose the identities of these purchasers.

Operational Risk, page 15

3.   We note your disclosure that "third parties operate some of the assets in which TransGlobe has interests." Please expand your disclosure to explain who these third parties are and which of your assets they operate.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact PJ Hamidi at (202) 551-3421 or, in his absence, H. Roger Schwall, at (202) 551- 3745 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director